UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

20 December 2005
Number: 52/05

BHP BILLITON ANNOUNCES KNOTTY HEAD DISCOVERY IN GULF OF MEXICO

BHP Billiton today announced a discovery at the Knotty Head exploration well located in Green Canyon Block 512, approximately 170 miles southeast of New Orleans in the Gulf of Mexico.

Knotty Head is believed to be the deepest hydrocarbon discovery to date in the Gulf of Mexico, located in water depths of approximately 3,500 feet, with the initial wellbore drilled to total depth of more than 34,000 feet. The well encountered more than 500 feet of net oil pay.

"This is a very encouraging result," said BHP Billiton Group President Energy, Philip Aiken. "We will be working with our partners to determine next steps, including the drilling of a sidetrack from this wellbore to further delineate the lateral extent of the oil sands we've found thus far."

BHP Billiton holds a 25 percent interest in Knotty Head. Other partners include Chevron, Anadarko Petroleum Corporation and Nexen Petroleum USA Inc., a wholly owned subsidiary of Nexen Inc. Each partner holds a 25 percent interest in the block. Chevron is the operator of the well, which is being drilled with the Transocean drillship Discoverer Spirit and Nexen is the designated operator of the prospect.

BHP Billiton has a significant deepwater position in the Gulf of Mexico with interests in nearly 450 lease blocks. Assets in the Gulf of Mexico include Mad Dog, which commenced production earlier this year, and the Atlantis and Neptune fields, which are currently in development. The company also has deepwater discoveries under appraisal at Cascade, Chinook and Shenzi.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 20 December 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary